Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 dated May 15, 2015) and related Prospectus of The New Home Company Inc. for the registration of up to $400,000,000 in common stock, preferred stock, debt securities, warrants, purchase contracts, units and/or guarantees of debt securities and to the incorporation by reference therein of our report dated March 6, 2015, with respect to the consolidated financial statements of The New Home Company Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
May 15, 2015